                                                                    EXHIBIT 99.3

February 24, 2003


Dear Stockholder:

RE:  2003 BOARD OF DIRECTORS ELECTION

I am pleased to present the official ballot and information needed for your company to cast its votes in the 2003 election of directors for the National Cooperative Bank. The board of directors has fixed December 31, 2002, as the record date for the determination of stockholders entitled to vote in the 2003 election. The votes allocated to your company are shown on the ballot.

The stockholders will elect four candidates to fill the vacancies in the 12 stockholder-elected directorships. All directors are elected to serve three-year terms.

To be counted, the independent election teller must receive all ballots in the enclosed postage-paid, self-addressed envelope. The ballots must be delivered by regular mail before or on April 11, 2003. Hand-delivered ballots will not be accepted, nor will ballots received after April 11, 2003.

On behalf of the board of directors, we appreciate your participation, and encourage you to cast your ballot.

                                                  Very truly yours,


                                                  Kirby J. Erickson
                                                  Chairman
                                                  NCB Board of Directors

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                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                            TO BE HELD APRIL 29, 2003

                       -----------------------------------

The 2003 annual meeting of the stockholders of National Cooperative Bank will be held on Tuesday, April 29, 2003 at 4:30 p.m., at the National Association of Home Builders, 1201 15th Street, N.W., Washington, DC.

The board of directors and management look forward to personally greeting those stockholders able to attend, and will respond to questions you may have concerning NCB.

A copy of NCB's 2002 Annual Report will be mailed to stockholders under a separate cover.

On behalf of the board of directors,

                                        Very truly yours,


                                        Louise M. Grant
                                        Corporate Secretary
                                        National Cooperative Bank


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                              ELECTION OF DIRECTORS

The stockholders are holding an election to elect four among the eight candidates nominated to fill four vacancies on the Board of National Cooperative Bank.

Nominees for election are qualified as representatives of five classes of cooperatives. The election rules require that the election be conducted in such a manner so as to ensure that each of the five cooperative classes shall be represented by at least one and no more than three directors.

Listed below, by class are all of the stockholder-elected directorships currently filled by incumbent directors who will continue to serve out their terms; and the number of directorships available in each class.


                        STOCKHOLDER-ELECTED DIRECTORSHIPS

                                                        INCUMBENT       AVAILABLE
CLASS OF COOPERATIVE        MINIMUM       MAXIMUM       SEATS 2003      SEATS 2003
--------------------        -------       -------       ----------      ----------
Consumer Services              1            3                2               1

Low Income                     1            3                0               3

Other                          1            3                2               1

Housing                        1            3                2               1

Consumer Goods                 1            3                2               1

Under the election rules, the four nominees receiving the highest vote shall be elected, subject to the maximum and minumum limitations imposed on each class. Stockholders may vote for any four nominees.

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              IT'S YOUR BANK...YOUR BOARD!


                       VOTE


              CANDIDATES FOR THE 2003 BOARD OF DIRECTORS


















[NATIONAL COOPERATIVE BANK LOGO]


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BRUCE E. DOUGLAS -- OTHER

I have been an educator for 30 years. In those years I have served as a teacher, school administrator, Assistant Superintendent and Superintendent for various Connecticut Public School districts. Two years ago I was appointed Executive Director of the Capitol Region Education Council (CREC). I have presented to national and international conferences in the areas of curriculum development, multi-cultural education, diversity training, school climate and culture, supervision, and evaluation. My education consists of a Bachelor of Science in History and Secondary Education from Central Connecticut State University; a Master's degree in History and Medieval Studies from Trinity College; a 6th Year Degree in Education Administration from the University of Hartford, and a Ph.D. in Educational Leadership from the University of Connecticut.

As the Executive Director of CREC, the largest Regional Education Service Center
(RESC) in the State of Connecticut and one of the largest cooperatives in the country, I am uniquely aware of the challenges, issues and needs that impact the six centers servicing the State of Connecticut and also those throughout the nation. I will be instrumental in promoting and providing education to our mutual clients and CREC's peers about NCB's products and services. I will provide insight on utilizing NCB to successfully manage cooperatives in challenging economic times, expanding their operations in opportunistic times and to continue improving the quality of education and social programming for their states and districts.

In addition, I will provide counsel to NCB on current and future issues facing cooperatives and how NCB can design and market products to address these issues. To assist in expanding new business I will give insight into other non-traditional, not-for-profit and educational markets and strategies on entering these niches. Through the collaboration of CREC's business, educational and political relationships with those of NCB and their resources, a mutually beneficial synergy will be generated to the advantage of all parties involved.


[PHOTO BRUCE E. DOUGLAS, PH.D.]

BRUCE E. DOUGLAS, PH.D. has been the executive director of Capitol Region Education Council for two years and served as the assistant executive director of Capitol Region Education Council for three years. Dr. Douglas holds a doctoral degree in educational leadership, University of Connecticut, Storrs, Connecticut, a master of arts history degree -- medieval studies, at Trinity College, Hartford, Connecticut and a bachelor of science degree in history and secondary education, Central Connecticut State University.

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DAVID I. FERBER -- OTHER

I have been firmly committed for many years to the principles of cooperative ownership and management. I served as Treasurer and as a member of the governing board of the Village Community School for a number of years, while my children were in attendance and, in those capacities, negotiated the School's long-term mortgage construction and development loan with National Cooperative Bank (NCB). The School currently has an enrollment of 311 students in grades
K-8 and is considered the finest independent elementary school in its area. The School is close to completion of a significant physical expansion in concert with a long-term development plan conceived and detailed over the course of many months. I was requested to serve as principal facilitator of the planning process. I was also involved in the financial planning, which resulted in the School's creation of a financial foundation in a manner ensuring a strong continuity well into the next decades. I was re-elected to the governing board of the Village Community School in recent years, and expect to remain active in planning its continuing development for years to come.

As president (for the past 20 years) of the 75-unit residential building co-op in which I reside, I sought NCB again when it was timely to seek mortgage refinancing. As a result, I forged a separate and new relationship with NCB. That loan facility with NCB remains satisfactorily in place today.

I have learned quite a bit about the operations of NCB from different perspectives offered by each of these experiences and I remain more firmly committed than ever before to NCB's guiding principles. I have sought to introduce NCB to appropriate new business, including introduction to the Associated Press, a cooperative news organization.

As a corporate/securities lawyer, and senior founding partner of my law firm, I am intimately involved on a daily basis in the conception, negotiation and development of business plans and strategies, largely focusing upon corporate finance issues. I believe that I have acquired a significant knowledge about financial matters which, combined with my energies, dedication and continued interest in cooperative business affairs, will permit me to bring useful qualities to the task of director of NCB.


[PHOTO DAVID I. FERBER]

DAVID I. FERBER is senior partner at Robson Ferber Frost Chan & Essner, LLP and head of the firm's corporate law practice. Mr. Ferber served as treasurer and council member at the Village Community School in New York, New York. Mr. Ferber received a bachelor's degree in economics from the University of Pennsylvania, Wharton School of Finance and his bachelor of law degree at New York University School of Law in New York, New York.

GRADY B. HEDGESPETH -- LOW INCOME

Cooperatives have a major role to play in urban economic development. As board member, I hope to help NCB and the cooperative movement, become a major force for improving economic opportunity in America's inner-cities. Over the next decade we have an opportunity to convince policymakers that the capital they have entrusted to NCB is one of the most cost-effective ways to facilitate an ongoing program of job and wealth creation in America's cities. To do this, NCB and the cooperative movement in this country must rise to the challenge of finding new ways to make cooperativism a force for improving low-income urban neighborhoods.

My selection to the board would bring a decade's worth of experience in banking and bank regulation focused on making financial institutions economic catalysts for development and wealth creation in inner-city neighborhoods. The banking innovations I created helped four different institutions receive seven consecutive outstanding CRA ratings as well as the Ron Brown Award for Corporate Social Responsibility. They were also all profitable.

More importantly, I have nearly a decade of experience in the difficulties and peculiarities of developing cooperatives in urban America. This began in the early 1990's with my chairing the board of the Christian Economic Coalition, a faith-based, cooperative development initiative in Boston's inner city. It continues today in my leadership of the ICA Group. For 25 years, ICA has been pioneering the introduction of cooperatives as a tool of economic development. I am leading an effort on behalf of the National Cooperative Business Association to create a model worker-owned cooperative that can be replicated in urban communities across the country. I'm excited by its potential to focus the cooperative movement behind cooperative development in America's cities. I'm certain that NCB can, and will play an important role in this exciting development.


[PHOTO OF GRADY B. HEDGESPETH]

GRADY B. HEDGESPETH is the president and executive director of the ICA Group in Brookline, Massachusetts. He received his bachelor of arts degree with honors in economics at University of Virginia in Charlottesville, Virginia. Mr. Hedgespeth also received a master's degree in public policy at JFK School of Government, Harvard University, in Cambridge, Massachusetts.


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WILLIAM A. HERRING -- CONSUMER SERVICES

It is an honor to be a nominee for the board of directors of the National Cooperative Bank. I am a second generation professional in the credit union movement and the cooperative philosophy has been my avocation for over thirty years. In addition to my professional career as CEO of Cincinnati Central Credit Union since 1969, I have been a participant and/or supporter of local food co-ops. Through participation in the Management Perspective Seminars, I've been able to visit and learn from cooperative financial institutions in other countries around the world.

I believe a board member must support the mission of the organization, help set policies for the organization and be an active and interested participant at board meetings. I believe my professional experiences will enable me to be a contributing member of the board of directors of the National Cooperative Bank. I currently serve on the board of directors of American Share Insurance (ASI), a member-owned insurer of credit union member deposits, and on the board of directors of the Ohio Credit Union League, and the state trade association for Ohio Credit Unions. I have served as board chair for both organizations.

I do not have direct commercial "banking" experience, but I do have a passion for the cooperative philosophy and experience as a member of a board of directors that supports and works with management to help grow the organization and bring value to the membership.

Thank you for your consideration of my interest to serve the National Cooperative Bank.


[PHOTO OF WILLIAM A. HERRING]

WILLIAM A. HERRING is the president and chief executive officer of the Cincinnati Central Credit Union in Cincinnati, Ohio. Mr. Herring served as chairman of the board of directors for American Share Insurance for 25 years, as well as, chairman of the board of directors for Ohio Credit Union League. He received his bachelor's degree at the University of Cincinnati in Cincinnati, Ohio.

ROSEMARY K. MAHONEY -- OTHER

I believe that cooperatives are an important part of our economy. Cooperatives offer independent businesses a competitive advantage they could not attain on their own and individuals a venue for coming together to meet shared needs. The National Cooperative Bank is on the leading edge of supporting cooperatives in many sectors and in enabling cooperative alternatives across those sectors. I believe my varied experience in cooperative development and my strong analytical skills will support the National Cooperative Bank's mission in providing financial services to the cooperative sector and more broadly, in cooperative development.

I have worked in cooperative development for over 15 years. During that time, I have obtained considerable experience in many sectors and cultures and have shown significant leadership in promoting and supporting innovative cooperative development initiatives. My domestic experiences in purchasing cooperatives, agricultural marketing cooperatives, consumer cooperatives and shared-service cooperatives have expanded to include international cooperative development in Eastern and Central Europe and Africa. Additionally, I have extensive board experience, including founding board member and chair of MainStreet Cooperative Group and of CooperationWorks!; founding board member of dotCoop LLC; and board member of the National Cooperative Business Association (NCBA). Further, I have authored or co-authored numerous feasibility and marketing study reports and publications for cooperatives and cooperative managers, including: "Annual Audits - Board Responsibilities," for the Agricultural Cooperative Service of the United States Department of Agriculture.

I believe this experience enables me to bring a valuable, unique perspective to the NCB board of directors. As NCB's mission includes cooperative development, I believe my background and interests will support this development mission.


[PHOTO OF ROSEMARY K. MAHONEY]

ROSEMARY K. MAHONEY is the board chair and consultant of MainStreet Cooperative Group, LLC. Ms. Mahoney is a director of the National Cooperative Business Association. She received her bachelor of science degree in agricultural business from Illinois State University in Normal, Illinois and her master of science degree at the University of Illinois in Champaign-Urbana, Illinois.


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VERNON OAKES -- HOUSING

With my experiences and skills I will bring these areas of expertise with me as a member of the board: over 30 years of marketing and management skills that include a global perspective. The last 20 years bring extensive knowledge of housing associa-tions and heart felt love for the work I do.

When I was 13 years old living in Bluefield, West Virginia, I had an idea, which I expressed as best I could to my parents and siblings. At the time, my brothers and I were earning $.50 per hour. My mother had just finished her bachelor's degree and my father was working on the railroad. I explained that if we worked, pooled our money and spent wisely, then we would want for nothing. This was my first idea and attempt at cooperative living. I believe in and share the team spirit of working together for the good of the group, sometimes sacrificing self-desires knowing that in time everyone including self will be better off.

As a director of National Cooperative Bank I would share my skills in marketing and management, both with the local housing market and international community. It would be my goal to identify and bring new business opportunities to the bank while setting policies to increase management efficiencies within the operations of the bank.

I would also work to make the National Cooperative Bank a better-known name within the cooperative and condo community. With my experience in the housing industry and working on non-profit boards I am sure I could be a valuable member to the board. I am willing to actively participate in board meetings as well as serve on committees.

I taught at the University level for 11 years and I am an effective public speaker. I enjoy knowing that the use of my God given talents has helped someone to learn or better their life. I find great joy in watching the transformation that happens when a co-op board learns to work together as a team, knowing that I played a small part in this transformation. This is the reason I apply to be a member of the board of directors of the National Cooperative Bank.


[PHOTO OF VERNON OAKES]

VERNON OAKES is the owner of Oakes Management, Inc. in Washington, DC. Mr. Oakes represented East Capitol Gardens as an agent and 801 P Street, New Hope Cooperative. He earned a bachelor's degree in mathematics and chemistry from Bluefield State College and a master's degree in mathematics from Penn State University and a master's degree in finance and marketing at Stanford University.


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RICHARD A. PARKINSON -- CONSUMER GOODS

From my eighteen years of involvement with a cooperative organization, I have discovered a means to assist the small businessperson in the pursuit of opportunities that likely could not have otherwise been enjoyed. The spirit of a cooperative, where all work toward a common effort, is representative of the ideals of the free enterprise system in that it enables some business entities a chance to compete because of a shared purpose. We have many members that would not be in existence today if it were not for other larger members that support a system that gives life-sustaining opportunities to the smaller member.

Too many times in the competitive world in which we operate do we see opportunities taken only by the largest. I feel a sincere need to preserve systems of a cooperative nature that provide for the smaller company. Our experience has time and time again shown that some of our largest and most sophisticated members had their start as small, humble organizations. Over time and with success they have carved out their opportunity through a reliance on a cooperative system, and having achieved that stature of being characterized as big, have turned to help the system that supports their smaller fellow members.

My intent would be to try in any way possible to ensure that the cooperative system, regardless of the application, has the chance to survive and continue to support the bedrock of our business system, the small independent business person.


[Photo unavailable at press time]

RICHARD A. PARKINSON is the president and chief executive officer of Associated Food Stores, Inc., Salt Lake City, Utah. Mr. Parkinson also served as a member of the executive committee of the board at Associated Food Stores. He received his bachelor of science degree in business administration at Brigham Young University in Provo, Utah.


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ANDREW REICHER -- LOW INCOME

As a Director of National Cooperative Bank I expect to contribute the broad perspective and the particular experience of nearly thirty years of working in low-income communities in New York City and to a limited degree nationally. This involves not only housing and community development but includes work in economic development, open space and environmental issues, public education, credit unions, insurance, computers and internet ("digital divide") and religious institutions as they intersect with low-income communities.

I also bring a long commitment to NCB having been active here in New York City in efforts that resulted in the bank's creation; involved in the initial start-up of the bank; and active in the efforts to "save" the bank when it was threatened. I have also worked over the years to promote, improve and utilize the bank's services, especially the NCB Development Corporation.

I bring relationships with individuals, organizations, institutions, both national and local, which directly or indirectly impact low-income communities. These individuals, organizations and institutions can both inform the work of the bank and expand business opportunities for NCB.

Finally, I have many years of board service and experience that prepares me to understand the time, work and commitment that board service requires. This experience has taught me -- that through board service to organizations that share a commitment to democracy and social justice -- we can advance our common cause.


[PHOTO OF ANDREW REICHER]

ANDREW REICHER has been the executive director of the Urban Homesteading Assistance Board, Inc. (UHAB) since1981. He received a master's degree in architecture at the University of California, Berkeley and a bachelor of arts degree in liberal arts, with honors, at Bowdoin College in Brunswick, Maine.